News Release

Alexco Reports Second Quarter 2013 Financial Results

August 14, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the second quarter of 2013. All figures are expressed in Canadian dollars unless otherwise stated. For the three months ended June 30, 2013, Alexco recorded a net loss of $49.2 million, including non-cash after-tax impairment charges totaling $46.2 million. Adjusted net loss2 for the quarter was $3.1 million or $0.05 per share, primarily due to decreased silver prices.

Highlights

  Contained metal production of 576,155 ounces silver (a 52% increase over the first quarter), 3.7 million pounds lead and 1.3 million pounds zinc
  Bellekeno mine revenue of $10.9 million, on payable metal sales of 466,071 ounces of silver, 3.0 million pounds of lead and 1.1 million pounds of zinc
  Recognized metal prices during the quarter averaged US$20.55 per ounce silver, US$0.95 per pound lead and US$0.83 per pound zinc (compared to first quarter 2013 averages of $28.70, $1.03 and $0.93, respectively)
  Second quarter cash costs of production1 of $13.10 per ounce of payable silver produced, net of by-product credits
  Net loss for the second quarter of $49.2 million, including non-cash after-tax impairment charges on mining operations of $44.4 million and on long-term investments of $1.8 million
  Adjusted net loss2 for the second quarter of $3.1 million
  Alexco Environmental Group (AEG) second quarter 2013 gross profit of $1,435,000 with a 44% gross margin
  Implemented cost savings measures during June including a reduction in workforce and reduction in executive and board remuneration, immediate impact approximately 8% – 10%
  In July, announced interim suspension of operations over the winter season to focus on cost cutting and permitting measures
  Exploration continues with drilling to further extend the Flame & Moth deposit as well as initiating step- out drilling at the new Bulldozer discovery (2012) about 0.5 kilometers southwest of Flame & Moth
  Announced an Amended Environmental Subsidiary Agreement with Canada in July
[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s June 30, 2013 Management’s Discussion and Analysis (MD&A) for explanation and reconciliation.

[2]

Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 13 of Alexco’s June 30, 2013 MD&A for explanation and reconciliation.

“Mine and mill output improved more than 25% and silver production improved 52% during the second quarter as compared to the first quarter of this year, as we sequenced back in to higher grade areas of the 99 and Southwest zones of the Bellekeno mine. This improving grade trend, as well as interim cut-off grade adjustments, has continued into July and August, with July appearing to be one of our highest silver production months ever at Bellekeno. It may seem ironic, then, to also be preparing for a temporary suspension of operations,” said Clynt Nauman, Alexco’s President and Chief Executive Officer. “However, we base our operations on business principles, which means when costs exceed revenues because of a decreased price of silver, something needs to change. We cannot guarantee what the silver price will do, so our suspension of operations gives us the time and focus to work on improving our cost profile and get the permitting in place for our new Flame & Moth deposit. If we can accomplish those goals and can see some strength in the metals markets, we would anticipate retuning to production in 2014 on a much stronger footing with a long term, sustainable plan of higher production volumes and lower fixed costs for the Keno Hill District. In the meantime, our exploration activities continue apace.”

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars, except per
share and recognized metal price amounts)	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Revenue from mining operations	10,903	17,357	25,411	40,518
Gross profit (loss) from mining operations	(2,363)	817	(2,331)	7,974

Revenue from environmental services	3,258	2,208	5,465	3,792
Gross profit from environmental services	1,435	927	2,242	984

Revenue from all operations	14,161	19,565	30,876	44,310
Gross profit (loss) from all operations	(928)	1,744	(89)	8,958

Loss before taxes	(61,299)	(2,986)	(64,654)	(8)
Net loss	(49,205)	(2,666)	(51,538)	(1,326)
Adjusted net loss[1]	(3,068)	(2,666)	(5,401)	(1,326)
Total comprehensive income (loss)	(48,893)	(2,656)	(51,647)	(1,323)
Loss per share – basic and diluted	($0.81)	($0.04)	($0.85)	($0.02)
Cash flows from operating activities	(3,536)	6,725	(2,137)	13,946

Recognized metal prices:[2]
Silver (USD per ounce)	$20.55	$27.84	$25.31	$30.74
Lead (USD per pound)	$0.95	$0.87	$0.99	$0.92
Zinc (USD per pound)	$0.83	$0.85	$0.88	$0.89

[1]

Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 13 of Alexco’s June 30, 2013 MD&A for explanation and reconciliation.

[2]	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Bellekeno Mine Operations

Average mill throughput in the three month period ended June 30, 2013 was 283 tonnes per day (tpd) compared to 244 tpd in the second quarter of calendar 2012 and 223 tpd during the three months ended March 31, 2013. Mine production and grades were abnormally low in the first quarter of 2013 due to sequencing of mining through lower-grade areas of the SW Zone which were peripheral to the main SW and 99 zones at Bellekeno. For the second quarter of 2013, operations sequenced back into higher grade areas of the mine resulting in more typical Bellekeno mine production tonnage and grades. Cost of sales for the second quarter of 2013 totaled $13,266,000, and includes a net realizable value write-down of lead concentrate inventory totaling $223,000. Cash costs of production for the quarter were $13.10 per ounce of payable silver, compared to $15.53 in the second quarter of calendar 2012 and $16.67 in the first quarter of 2013.

As previously announced, in light of the recent and sustained decline in silver prices, Alexco has begun preparations to undergo a temporary and orderly suspension of operations at the Bellekeno mine prior to the onset of winter. Mining will continue through the month of August and the orderly suspension implemented during September. Mining is targeted for re-start in 2014, depending on improvements in silver markets and the results of the Alexco’s efforts over winter to restructure underlying fixed cost elements at the mine.

Nauman said, “We intend to use this winter period to improve the underlying fixed cost structure at Keno Hill, as well as refine and put in place plans to achieve sustainable production of 400 tonnes per day in the 2014 to 2015 time period. By choosing to suspend operations over winter, Alexco avoids depleting this high-grade silver asset during a lower price environment while taking the time to thoroughly review our operating cost components in an effort to sustainably improve our future margins.”

In light of market conditions, the decline in silver prices and the decision to suspend mining operations at Bellekeno through the winter, Alexco has carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, and as at June 30, 2013 has recorded an impairment charge totaling $55,341,000 before taxes. An impairment charge totaling $1,785,000 has also been recorded in current income in respect of its long-term investments. The impairment charges do not affect Alexco’s cash balance at the end of the second quarter of approximately $10.9 million.

Comparative operating statistics for Bellekeno for the quarter and year-to-date are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Ore tonnes mined	25,234	19,273	45,655	42,668
Ore tonnes processed	25,708	22,209	45,777	43,460
Mill throughput (tonnes per day)	283	244	253	239
Grade of ore processed:
Silver (grams per tonne)	751	704	700	800
Lead	7.1%	8.8%	7.3%	10.0%
Zinc	4.0%	4.9%	3.7%	5.3%
Recoveries:
Silver	93%	91%	93%	93%
Lead in lead concentrate	91%	85%	91%	89%
Zinc in zinc concentrate	57%	55%	62%	56%
Concentrate production:
Lead concentrate:
Tonnes produced	2,869	2,954	5,122	6,330
Concentrate grade:
Silver (grams per tonne)	6,104	4,604	5,627	4,892
Lead	58%	56%	59%	62%
Zinc concentrate:
Tonnes produced	1,289	1,361	2,342	2,944
Concentrate grade:
Silver (grams per tonne)	315	483	385	470
Zinc	46%	45%	45%	44%
Production – contained metal:
Silver (ounces)	576,155	458,472	955,772	1,040,257
Lead in lead con (pounds)	3,658,668	3,661,412	6,659,673	8,591,724
Zinc in zinc con (pounds)	1,297,116	1,340,557	2,331,261	2,856,343
Sales volumes by payable metal:
Silver (ounces)	466,071	532,095	837,664	1,073,037
Lead (pounds)	3,020,897	4,544,254	6,361,417	9,199,068
Zinc (pounds)	1,100,007	1,232,019	2,105,305	2,672,461
Cash costs of production[1]
Per ounce of payable silver produced	$13.10	$15.53	$14.51	$12.99

[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s June 30, 2013 MD&A for explanation and reconciliation.

Keno Hill Exploration and Development

Exploration accomplished during the 2013 summer season included drilling priority holes to better define potential limits of mineralization and add immediate resources at the Flame & Moth deposit. Alexco is also initiating step-out drilling at the new Bulldozer discovery (2012) about 0.5 kilometer southwest of Flame & Moth. Additionally, baseline geotechnical, metallurgical and environmental work as well as preliminary engineering is underway on the Flame & Moth deposit, and this work is expected to include studies of future potential production options in context with existing mines and other opportunities in the District. As well, the Bellekeno mine’s promising down-plunge Thunder Zone and up-dip 650 Zone are the focus of an underground drilling program which will continue through the end of August. Results from all this work will be published as it becomes available.

In January 2013, Alexco announced an updated resource estimate for the Flame & Moth property incorporating drill results from the 2012 exploration program (see news releases dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open” and March 15, 2013 entitled “Alexco Files Flame & Moth Technical Report”). The current resources estimated for Flame & Moth comprise 1,378,000 tonnes indicated grading 516 grams per tonne silver, 1.72% lead and 5.70% zinc plus another 107,000 tonnes inferred grading 313 grams per tonne silver, 0.86% lead and 4.21% zinc.

Alexco Environmental Group

AEG continues to perform strongly, recording revenues this quarter of $3.3 million and gross profit of $1.4 million, compared to revenue of $2.2 million in the second quarter of 2012 and gross profit of $927,000. Alexco was pleased to complete the Amended Environmental Subsidiary Agreement with Canada in July, giving AEG the chance to recoup approximately $2 million previously contributed to the Keno Hill closure planning project while also decreasing Alexco’s share of future Keno Hill environmental care and maintenance costs, while adding more certainty to what is expected to be a long term, win-win project with the Canadian government.

Outlook

Mining operations at Bellekeno are expected to continue through to the end of August, with 2013 deliveries of concentrate to smelter expected to be completed approximately the end of September. Bellekeno mining operations are targeted for re-start in 2014, depending on improvements in silver markets and the results of Alexco’s efforts over winter to improve the underlying fixed cost structure of the mine. Any decision to initiate production from Onek and Lucky Queen will be considered in conjunction with a re-start of Bellekeno as well. In light of the decision to suspend Bellekeno mining operations through winter, the full-year 2013 production guidance previously provided is now withdrawn.

Financial Position

Alexco’s cash and cash equivalents at June 30, 2013 totaled $10,914,000 compared to $13,706,000 at March 31, 2013, while net working capital totaled $15,631,000 compared to $15,847,000 for the same dates respectively. The decreases in cash and net working capital primarily reflect the substantially-reduced cash inflows from Bellekeno mining operations in the quarter due to low metal prices, as well as expenditures on Keno Hill exploration, remaining Onek development and Bellekeno mine sustaining development, offset by net cash proceeds of $6.5 million from the issuance of flow-through shares in April 2013.

Financial Report and Conference Call for Second Quarter 2013

Full details of the financial and operating results for the second quarter of 2013 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:30 a.m. Eastern (8:30 a.m. Pacific) on Thursday, August 15, 2013. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through August 22, 2013, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #419489

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 -

Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.